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                          April 17, 2024

       Hyung Heon Kim
       President and Chief Executive Officer
       NeuroBo Pharmaceuticals, Inc.
       545 Concord Avenue, Suite 210
       Cambridge, MA 02138

                                                        Re: NeuroBo
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 12,
2024
                                                            File No. 333-278646

       Dear Hyung Heon Kim:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Phil Torrence, Esq.